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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DITTYBASE TECHOLOGIES INC.
(Name of Issuer)

COMMON
(Title of Class of Securities)

N/A
(CUSIP Number)

Duane Miller,
#102-31 Bastion Sq.,
Victoria, BC, Canada V8W 1J1
250-381-8780 x13
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

February 20, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1-(e), 13d-1(f) or 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page __ of __

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Mike Knutsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100,000
	8	SHARED VOTING POWER NIL
	9	SOLE DISPOSITIVE POWER 1,100,000
	10	SHARED DISPOSITIVE POWER NIL
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON* IN

Item 1:	SECURITY AND ISSUER

Common Stock of Dittybase Technologies Inc., an Alberta, Canada corporation, with executive offices at Suite 102, 31 Bastion Square, Victoria, BC Canada V8W 1J1.

Item 2:	IDENTITY AND BACKGROUND

The Reporting Person is Vice-President, Product Management, of the Issuer.

The Reporting Person has not, during he past five years, been convicted of any criminal proceedings (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

PF. The 1,100,000 shares of Common Stock were acquired at CDN$0.0001 per share.

Item 4:	PURPOSE OF TRANSACTION

The shares were issued by the Issuer as founder’s stock at CDN$0.0001 per share.

Mr. Knutsen is an officer of the Issuer and is aware of and closely involved in the Issuer’s operations. At this time he has no plans or proposals to acquire or dispose of the Common Stock owned by him, but he may, from time to time, acquire additional Common Stock or dispose of some or all of his Common Stock privately until such time as the Issuer’s Common Stock is listed for trading on a recognized stock exchange.

Item 5:	INTEREST IN SECURITIES OF THE ISSUER

(a)	Amount and Percent Beneficially Owned:

1,100,000 - 6.2%

(b)	Number of Shares as to Which Such Person Has:

(i)	sole power to vote or direct the vote:

1,100,000

(ii)	Shares power to vote or direct the vote:

NIL

(iii)	Sole power to dispose or to direct the disposition of:

1,100,000

(iv)	Shared power to dispose or to direct the disposition of:

NIL

(c)(d)(e)	N/A

Item 6:	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

The Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7:	MATERIAL TO BE FILED AS EXHIBITS:

None

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2005

/s/ Mike Knutsen
By: MIKE KNUTSEN